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                 June 14, 2022

       Ann Hand
       Chief Executive Officer
       Super League Gaming, Inc.
       2912 Colorado Ave., Suite #203
       Santa Monica, California 90404

                                                        Re: Super League
Gaming, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on June 7,
2022
                                                            File No. 333-265469

       Dear Ms. Hand:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Cara Wirth at 202-551-7127 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services